SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)

LookSmart, Ltd.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

543442 10 7

(CUSIP Number)

Andrew A. Merdek, Esq.
Cox Enterprises, Inc.
6205 Peachtree Dunwoody Road, Atlanta, GA 30328; (678) 645-0000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 9, 2003

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 543442 10 7	Page 2 of 15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	CIM Investments, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e) ☐	Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION	Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-

	8	SHARED VOTING POWER	6,847,824

	9	SOLE DISPOSITIVE POWER	-0-

	10	SHARED DISPOSITIVE POWER	6,847,824

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,847,824

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.64%[1]

14	TYPE OF REPORTING PERSON CO

[1] Based on the 103,080,319 shares of Common Stock outstanding as of May 9, 2003 according to the facing page of LookSmart, Ltd.’s Form 10-Q for the quarter ended March 31, 2003.

SCHEDULE 13D

CUSIP No. 543442 10 7			Page 3 of 15

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF		Cox Interactive Media, Inc.
ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS		Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e) ☐		Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-

	8	SHARED VOTING POWER	6,847,824

	9	SOLE DISPOSITIVE POWER	-0-

	10	SHARED DISPOSITIVE POWER	6,847,824

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,847,824

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		6.64%[1]

14	TYPE OF REPORTING PERSON CO

[1] Based on the 103,080,319 shares of Common Stock outstanding as of May 9, 2003 according to the facing page of LookSmart, Ltd.’s Form 10-Q for the quarter ended March 31, 2003.

SCHEDULE 13D

CUSIP No. 543442 10 7	Page 4 of 15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Cox Enterprises, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e) ☐	Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-

	8	SHARED VOTING POWER	6,847,824

	9	SOLE DISPOSITIVE POWER	-0-

	10	SHARED DISPOSITIVE POWER	6,847,824

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,847,824

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.64%[1]

14	TYPE OF REPORTING PERSON CO

[1] Based on the 103,080,319 shares of Common Stock outstanding as of May 9, 2003 according to the facing page of LookSmart, Ltd.’s Form 10-Q for the quarter ended March 31, 2003.

SCHEDULE 13D

CUSIP No. 543442 10 7	Page 5 of 15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Barbara Cox Anthony

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e) ☐	Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-

	8	SHARED VOTING POWER	6,847,824

	9	SOLE DISPOSITIVE POWER	-0-

	10	SHARED DISPOSITIVE POWER	6,847,824

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,847,824

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.64%[1]

14	TYPE OF REPORTING PERSON IN

[1] Based on the 103,080,319 shares of Common Stock outstanding as of May 9, 2003 according to the facing page of LookSmart, Ltd.’s Form 10-Q for the quarter ended March 31, 2003.

SCHEDULE 13D

CUSIP No. 543442 10 7	Page 6 of 15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Anne Cox Chambers

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e) ☐	Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-

	8	SHARED VOTING POWER	6,847,824

	9	SOLE DISPOSITIVE POWER	-0-

	10	SHARED DISPOSITIVE POWER	6,847,824

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,847,824

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.64%[1]

14	TYPE OF REPORTING PERSON IN

[1] Based on the 103,080,319 shares of Common Stock outstanding as of May 9, 2003 according to the facing page of LookSmart, Ltd.’s Form 10-Q for the quarter ended March 31, 2003.

     The summary descriptions contained in this report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated herein by reference.

Item 1.      Security and Issuer.

     This Amendment No. 6 to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D filed on August 26, 1999 (the “Original 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed on March 21, 2000, Amendment No. 2 to Schedule 13D filed on February 7, 2002, Amendment No. 3 to Schedule 13D filed on April 29, 2002, Amendment No. 4 to Schedule 13D filed on December 12, 2002 and Amendment No. 5 to Schedule 13D filed on April 28, 2003 (the Original 13D, together with Amendment No. 1 to Schedule 13D, Amendment No. 2 to Schedule 13D, Amendment No. 3 to Schedule 13D, Amendment No. 4 to Schedule 13D, Amendment No. 5 to Schedule 13D and this Amendment No. 6 to Schedule 13D, are collectively referred to herein as the “Schedule 13D”), relating to the common stock, par value $.001 per share (the “Common Stock”), of LookSmart, Ltd., a Delaware corporation (the “Company”). Except as set forth herein, the Schedule 13D is unmodified, and all capitalized terms used herein, and not otherwise defined herein, shall have the meanings ascribed to them in the Schedule 13D.

Item 2.     Identity and Background

     This report is being filed jointly by CIM Investments, Inc. (“CII”), Cox Interactive Media, Inc. (“CIM”), Cox Enterprises, Inc. (“CEI”), Barbara Cox Anthony and Anne Cox Chambers. CII is incorporated in the State of Nevada and CIM and CEI are incorporated in the State of Delaware. CII is a wholly owned subsidiary of CIM whose assets consist of stock in various companies, including the Common Stock of the Company. CIM is a holding company. The principal businesses of CEI are publishing, cable television, broadcasting and automobile auctions. The principal office and business address of (1) CII is 3773 Howard Hughes Pkwy., Suite 300N, Las Vegas, Nevada 89109; (2) CIM is 530 Means Street, N.W., Suite 200, Atlanta, GA 30318; and (3) CEI is 6205 Peachtree Dunwoody Road, Atlanta, GA 30328. The principal residence address of Mrs. Anthony is 3944 Noela Place, Honolulu, Hawaii 96815, and the principal residence address of Mrs. Chambers is 426 West Paces Ferry Road, N.W., Atlanta, Georgia 30305.

     CII is a wholly owned subsidiary of CIM, which is a wholly owned subsidiary of CEI. There are 605,148,950 shares of common stock of CEI outstanding, with respect to which: (i) Barbara Cox Anthony, as trustee of the Anne Cox Chambers Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (28.9%); (ii) Anne Cox Chambers, as trustee of the Barbara Cox Anthony Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (28.9%); (iii) Barbara Cox Anthony, Anne Cox Chambers and Richard L. Braunstein, as trustees of the Dayton Cox Trust A, exercise beneficial ownership over 248,237,055 shares (41.0%); and (iv) 283 individuals and trusts exercise beneficial ownership over the remaining 7,013,363 shares (1.2%). Thus, Barbara Cox Anthony and Anne Cox Chambers, who are sisters, together exercise beneficial ownership over 598,135,587 shares (98.8%) of the common stock of CEI. In addition, Garner Anthony, the husband of Barbara Cox Anthony, holds beneficially and of record 43,734 shares of common stock of CEI. Barbara Cox Anthony disclaims beneficial ownership of such shares. Therefore, each of CIM and CEI, Anne Cox Chambers and Barbara Cox Anthony may also be deemed to be beneficial owners of the securities reported herein.

     The following information concerning the directors and executive officers of CII, CIM, CEI, Anne Cox Chambers and Barbara Cox Anthony is set forth in Exhibit 5:

(i)	name;

(ii)	residence or business address; and

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     During the last five years, to the best knowledge of the persons filing this report, none of CII, CIM, CEI, any of their respective executive officers or directors, Barbara Cox Anthony or Anne Cox Chambers have been convicted in any criminal proceedings (excluding traffic violations and similar misdemeanors).

     During the last five years, to the best knowledge of the persons filing this report, none of CII, CIM, CEI, any of their respective executive officers or directors, Barbara Cox Anthony or Anne Cox Chambers have been a party to any civil proceeding of a judicial administrative body of competent jurisdiction as the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     To the best knowledge of the persons filing this report, all of the individuals listed on Exhibit 5 are citizens of the United States of America.

Item 4.     Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby incorporated by this reference and further amended and supplemented by adding the following at the end thereof:

     On April 23, 2003, CII transmitted for filing with the Securities and Exchange Commission a Form 144, Notice of Proposed Sale, in accordance with Rule 144(h), reporting its intention to sell up to 2,153,139 shares in open market transactions over the subsequent three-month period. As previously reported in Amendment No. 5 to Schedule 13D, on April 23, 2003, CII sold 35,200 shares of the Company’s Common Stock pursuant to Rule 144 under the Securities Act of 1933, as amended. In addition, between April 28, 2003 and July 15, 2003, CII sold an aggregate of 1,750,900 shares of the Company’s Common Stock pursuant to Rule 144. Previously, CII sold 22,600 shares of the Company’s Common Stock in open market transactions pursuant to a Company prospectus dated May 22, 2002, in which CII was named as a selling stockholder and which formed a part of the Company’s registration statement on Form S-3, SEC file no. 333-87076.

Item 5.     Interest in Securities of Issuer.

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

          (a)     Under the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, CII has, and CIM, CEI, Mrs. Chambers and Mrs. Anthony may be deemed to have, beneficial ownership over 6,847,824 shares of Common Stock. Based on the 103,080,319 shares of Common Stock outstanding as of May 9, 2003, according to the facing page of the Company’s Form 10-Q for the quarter ended March 31, 2003, these shares represent approximately 6.64% of the issued and outstanding shares of Common Stock of the Company.

          (b)     The number of shares of Common Stock beneficially owned: (i) with respect to which there is sole voting power is 0; (ii) with respect to which there is shared voting power is 6,847,824, (iii) with respect to which there is sole dispositive power is 0, and with respect to which there is shared dispositive power is 6,847,824.

          (c)     Except as described in Item 4, none of CII, CIM, CEI, Mrs. Chambers and Mrs. Anthony have engaged in any transaction in the Common Stock that was effected during the last 60 days.

          (d)     There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by CII or deemed to be beneficially owned by CIM, CEI, Mrs. Chambers and Mrs. Anthony.

          (e)     Not applicable.

Item 7.     Material to be Filed as Exhibits

Exhibit No.	Title of Exhibit
1.	Joint Filing Agreement by and among Cox LOOK, Inc., CIM, CEI, Barbara Cox Anthony and Anne Cox Chambers (incorporated by reference to Exhibit 1 of Amendment No. 1 to Schedule 13D, SEC File No. 005-56707).

2.	Joinder of CII to the Joint Filing Agreement, by and among, CEI, CIM, Barbara Cox Anthony and Anne Cox Chambers, as amended (incorporated by reference to Exhibit 3 of Amendment No. 2 to Schedule 13D, Sec File No. 005-56707).

3.	Second Amended and Restated Investors’ Rights Agreement dated March 24, 1999 (incorporated by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-1, SEC File No. 333-80581).

4.	Development, Licensing and Affiliation Agreement between the Company and CIM, dated May 7, 1998 (incorporated by reference to Exhibit 10.8 of the Company’s Registration Statement on Form S-1, SEC File No. 333-80581).

5.	Executive Officers and Directors of CEI, CIM and CII.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CIM INVESTMENTS, INC.

By: /s/ Andrew A. Merdek

Date: July 24, 2003	Name: Andrew A. Merdek Title: Secretary

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COX INTERACTIVE MEDIA, INC.

By: /s/ Andrew A. Merdek

Date: July 24, 2003	Name: Andrew A. Merdek Title: Secretary

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COX ENTERPRISES, INC.

By: /s/ Andrew A. Merdek

Date: July 24, 2003	Name: Andrew A. Merdek Title: Secretary

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 24, 2003	/s/ Anne Cox Chambers

Anne Cox Chambers

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 24, 2003	/s/ Barbara Cox Anthony

Barbara Cox Anthony